Exhibit 99.2

N E W S   R E L E A S E

TALISMAN ENERGY DECLARES SEMI-ANNUAL DIVIDEND

CALGARY, Alberta – April 30, 2008 - Talisman Energy Inc. today declared a semi-annual dividend of 10 cents Canadian (C$0.10) per share on the Company’s common shares. This represents a 14% increase from the previous semi-annual dividend the Company paid on its common shares.  The dividend will be paid on June 30, 2008 to shareholders of record at the close of business on June 6, 2008.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate                                                                                                Christopher J. LeGallais
& Investor Communications                                                                                                       Senior Manager, Investor Relations
Phone:                      403-237-1196  Fax:  403-237-1210                                                                              Phone:                      403-237-1957  Fax: 403-237-1210
E-mail:                      tlm@talisman-energy.com                                                                                         Email:                       tlm@talisman-energy.com

12-08

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~